SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _____________ to _____________

Commission file number 0-26762

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PEDIATRIX MEDICAL GROUP OF PUERTO RICO THRIFT AND PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEDIATRIX MEDICAL GROUP, INC.
1301 Concord Terrace
Sunrise, Florida 33323-2825

Consent of PricewaterhouseCoopers, LLP

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of the
Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tampa, Florida
September 9, 2004

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan

Statements of Net Assets Available for Benefits
As of December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	$2,501,105	$1,719,300
Receivables
Employer contributions	147,488	130,101
Participant contributions	8,941	7,161
Dividends	386	5,533

Total assets	2,657,920	1,862,095

Liabilities
Distribution payable	—	3,648

Net assets available for benefits	$2,657,920	$1,858,447

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to
Investment income Interest and dividend income	$20,027	$25,384
Net appreciation (depreciation) in the fair value of investments	455,062	(262,028)

Net investment gain (loss)	475,089	(236,644)

Contributions
Employer	147,488	130,101
Participants	188,833	158,178

Total contributions	336,321	288,279

Total additions	811,410	51,635

Deductions from net assets attributed to
Benefits paid to participants	11,937	14,811

Total deductions	11,937	14,811

Net increase	799,473	36,824

Net assets available for benefits
Beginning of year	1,858,447	1,821,623

End of year	$2,657,920	$1,858,447

The accompanying notes are an integral part of these financial statements.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Description of Plan

Pediatrix Medical Group, Inc. (the “Company”) sponsors the Pediatrix Medical Group of Puerto Rico Thrift and Profit Sharing Plan (the “Plan”), which was adopted on January 1, 1993 and restated as amended in October 2001.

The following description of the Plan is provided for general information purposes only. More complete information regarding items such as vesting, benefit provisions and plan termination may be found in the Plan document which is available to all participants upon request.

General

The Plan is a tax qualified defined contribution plan covering substantially all of the Company’s eligible employees and the employees of the professional associations whose operations are consolidated with the Company and who reside in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Entry Data

An employee becomes eligible to participate in the Plan on the first day of each calendar quarter after having attained age 21.

Contributions

The Company may, at the discretion of its Board of Directors, contribute for each participant a matching contribution determined annually based on a percentage of the participant’s pre-tax contributions. In addition, the Company may also make discretionary profit sharing contributions to the Plan at amounts determined at the end of the Plan year by the Board of Directors.

The maximum pre-tax contributions for the years ended December 31, 2003 and 2002 were $8,000. In addition to any pre-tax contributions, participants may make after tax contributions, not to exceed 10 percent of the participant’s compensation.

Rollovers

The Plan accepts rollover contributions from other Puerto Rico tax-qualified plans for those participants who choose to invest in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s discretionary contributions and (b) the Plan’s earnings and losses. Allocation of the Plan’s earnings or losses in each investment option are made to the individual participant’s account based on the ratio of each participant’s current account balance in the respective investment option to total Plan participants’ account balances in the respective investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the following investment options at December 31, 2003:

•	Fidelity Fund — Fund seeks to provide long-term capital growth by investing in common stock of large companies.

•	Fidelity Puritan Fund — Fund seeks to provide income and capital growth by investing in a diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds.

•	Fidelity Contrafund — Fund seeks to provide capital appreciation by investing in common stocks of undervalued companies.

•	Fidelity Investment Grade Bond Fund — Fund seeks to provide a high level of current income by investing in investment-grade, fixed-income securities.

•	Fidelity Growth and Income Portfolio — Fund seeks to provide a high total return through a combination of current income and capital appreciation by investing primarily in U.S. and foreign stocks.

•	Fidelity Overseas Fund — Fund seeks to provide long-term growth of capital by investing in foreign securities.

•	Fidelity Blue Chip Growth Fund — Fund seeks to provide long-term capital growth by investing in a diversified portfolio of common stocks of established domestic and foreign companies considered industry leaders.

•	Fidelity Worldwide Fund — Fund seeks to provide capital growth by investing in securities issued anywhere in the world.

•	Fidelity Equity-Income II Fund — Fund seeks to provide reasonable income by investing in income-producing domestic and foreign equity securities.

•	Fidelity Ginnie Mae Fund — Fund seeks to provide high current income by investing in U.S. Government securities and instruments related to U.S. Government securities.

•	Fidelity Managed Income Portfolio — Fund seeks preservation of capital while earning interest income by investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities.

•	Spartan U.S. Equity Index Fund — Fund seeks to provide capital appreciation by investing mainly in common stocks included in the S&P 500 and lending securities.

•	Fidelity Retirement Money Market Portfolio — Fund seeks to provide a high level of current income by investing in high quality, short-term money market securities.

•	Pediatrix Stock Fund — Fund seeks to provide an increase in value of this investment over the long term by investing in the common stock of the Company purchased in the open market.

•	Neuberger & Berman Genesis Fund — Trust Class — Fund seeks to provide growth of capital by investing mainly in common stocks of small-cap companies.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002

•	Invesco Dynamics Fund — Investor Class — Fund seeks to provide an increase in investment over the long-term through capital growth by investing primarily in common stocks of U.S. companies traded on national securities exchanges and the over-the counter market.

•	Fidelity Freedom Income Fund — Fund seeks to provide high current income and, as second objective, capital appreciation by investing in Fidelity stock, bond, and money market mutual funds.

•	Fidelity Freedom 2000 Fund — Fund seeks to provide high total return by investing approximately 23%, 40% and 37% in Fidelity stock, bond, and money market mutual funds, respectively.

•	Fidelity Freedom 2010 Fund — Fund seeks to provide high total returns by investing approximately 45%, 45% and 10% in Fidelity stock, bond, and money market mutual funds, respectively.

•	Fidelity Freedom 2020 Fund — Fund seeks to provide high total returns by investing approximately 70% and 30% in Fidelity stock and bond mutual funds, respectively.

•	Fidelity Freedom 2030 Fund — Fund seeks to provide high total returns by investing approximately 82% and 18% in Fidelity stock and bond mutual funds, respectively.

•	Fidelity Freedom 2040 Fund — Fund seeks to provide high total returns by investing approximately 88% and 12% in Fidelity stock mutual funds and bond mutual funds, respectively.

Payment of Benefits

Upon normal retirement, death, disability or termination, participants may elect to receive their vested account balance as a lump-sum distribution; or have their account balance transferred to an individual retirement account or other qualified plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the portion of their accounts related to the Company’s contribution plus related earnings is based on years of credited service. A participant is fully vested after three years of credited service as follows:

Vested
Years of Service	Percentage
Less than 1	0%
1	30%
2	60%
3	100%

Participants Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000 reduced by the highest outstanding loan

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002

balance in their account during the prior twelve month period. The loans are collateralized by the balance in the participant’s account and bear interest at 9.0% , which is commensurate with local prevailing rates as determined by the Plan Administrator. Repayments of principal and interest are credited back to the participant’s account through payroll deductions on a minimum of a quarterly basis. The term of the loan must not exceed five years, except for qualified home loans, which must not exceed ten years.

Forfeitures

Forfeitures of the non-vested portion of participant’s account balances related to the Company’s contributions are used to offset future Company contributions. Forfeitures held in the Plan totaled $8,733 and $7,293 at December 31, 2003 and 2002, respectively.

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify or terminate the Plan without the consent of any participant or beneficiary. In the event of such termination, the Plan provides that the participants shall become 100 percent vested in their accounts, including all employer contributions.

Plan Administration

The Plan is administered by certain employees of the Company (the “Plan Administrator”). The Plan’s assets were maintained by Banco Popular of Puerto Rico (“Banco”), the trustee of the Plan, for the years ended December 31, 2003 and 2002.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The fair value of investments held by the Plan has been determined by the trustee based on quoted market values of publicly traded investments.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002

The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. All investment transactions are recorded by the Plan as of the trade date. Gains or losses on sale of investments are determined by the specific identification method. Interest income is recorded as earned on an accrual basis. Dividends are recorded based on the ex-dividend date.

Administrative Expenses

All costs incurred in administering the Plan are paid by the Company except for certain broker fees that are paid out of the various investment options.

3. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31 as follows at fair value:

Description of Investment	2003	2002
Fidelity Blue Chip Growth Fund	$599,544	$382,514
Fidelity Contrafund	485,324	337,941
Fidelity Growth and Income Portfolio	366,588	242,862
Fidelity Equity-Income II Fund	346,226	236,457
Pediatrix Stock Fund	172,113	131,517
Fidelity Puritan Fund	150,314	101,422
Loans to participants, 9%, various maturities	*	83,952

*	Investment did not represent 5% or more of the net assets available for benefits as of the respective year end.

4. Tax Status

The Puerto Rico Treasury Department has determined and informed the Company by letter dated March 12, 1998, that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan has been amended since receiving the determination letters. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable tax requirements. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for federal income taxes has been made.

5. Distribution Payable

Distribution payable pertains to participant pre-tax contributions which exceed the maximum annual dollar limit as established by the IRC. During the year ended December 31, 2002, the Plan failed two of the discrimination tests and at December 31, 2002, the Plan had a liability

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002

for excess contributions of $3,648. Such amount was refunded to the participants by December 31, 2003 in order to bring the Plan into compliance with the IRC. The Plan was in compliance with such discrimination tests for the year ended December 31, 2003.

6. Party-in-Interest Transactions

Participants’ loans are granted and administered by Banco and, therefore, these loan transactions qualify as party-in-interest. The Pediatrix Stock Fund invests in the Company’s common stock and, therefore, these investment transactions qualify as party-in-interest. All fees and expenses of the Plan for legal, accounting, recordkeeping and other administrative services are paid by the Company.

7. Reconciliations of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31:

	2003	2002
Net assets available for benefits per the financial statements	$2,657,920	$1,858,447
Less: Accrual of contributions receivable for current year	—	(137,262)
Plus: Accrual of contributions receivable from prior year	—	104,099
Plus: Distribution claims payable for current year	—	3,648
Less: Distribution claims payable from prior year	—	(18,458)

Net assets available for benefits per the Form 5500	$2,657,920	$1,810,474

Distribution claims payable are recorded on the Form 5500 for distributions requested by participants prior to year-end, but not yet returned as of that date.

Pediatrix Medical Group of Puerto Rico
Thrift and Profit Sharing Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2003

	(b) Identity of issue, borrower,	(c) Description of investment including maturity		(e) Current
(a)	lessor or similar party	date, rate of interest, collateral, par or maturity value	(d) Cost **	Value
*	Fidelity Management Trust Company	Fidelity Blue Chip Growth Fund		$599,544
*	Fidelity Management Trust Company	Fidelity Contrafund		485,324
*	Fidelity Management Trust Company	Fidelity Growth and Income Portfolio		366,588
*	Fidelity Management Trust Company	Fidelity Equity-Income II Fund		346,226
*	Pediatrix Medical Group, Inc.	Pediatrix Stock Fund		172,113
*	Fidelity Management Trust Company	Fidelity Puritan Fund		150,314
*	Participants’ Loans	Loans to participants, 9%, various maturities		61,784
*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio		81,439
*	Fidelity Management Trust Company	Fidelity Investment Grade Bond Fund		71,831
*	Fidelity Management Trust Company	Fidelity Ginnie Mae Fund		55,229
*	Fidelity Management Trust Company	Fidelity Overseas Fund		49,080
*	Fidelity Management Trust Company	Fidelity Fund		28,910
*	Fidelity Management Trust Company	Fidelity Worldwide Fund		17,494
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund		3,300
	Invesco Funds Group, Inc.	Invesco Dynamics Fund		7,878
*	Fidelity Management Trust Company	Fidelity Freedom Income Fund		2,073
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio		—
*	Fidelity Management Trust Company	Fidelity Freedom 2000 Fund		92
*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund		—
*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund		102
*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund		104
*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund		324
	Neuberger Berman Management, Inc.	Neuberger & Berman Genesis Fund — Trust Class		1,356

				$2,501,105

* Represents a party-in-interest.

** Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEDIATRIX MEDICAL GROUP OF PUERTO RICO THRIFT AND PROFIT SHARING PLAN
Date: December 13, 2004	By:	/s/ Karl B. Wagner
		Name:	Karl B. Wagner
		Title:	Chief Financial Officer, Sponsor

EXHIBIT INDEX

Exhibit No.	Document Description

23.1*	Consent of PricewaterhouseCoopers LLP

*	Filed herewith.